                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)

                             INTERFACE SYSTEMS, INC.
                               (Name of Issuer)

                         Common Stock, $.10 par value
                        (Title of Class of Securities)

                                           458667 10 2
                                (CUSIP Number)

                      Carl L. Bixby 5855 Interface Drive
                           Ann Arbor, Michigan 48103
                                                (313) 769-5900
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                         November 16, 1995
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 1   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Carl L. Bixby

 2   Check The Appropriate Box If A Member Of A Group*               (a)[ ]
                                                                     (b)[X]

 3   SEC Use Only



 4   Source of Funds*

     PF, BK & SC

 5   Check Box If Disclosure Of Legal Proceedings Is                    [ ]
     Required Pursuant To Items 2(d) or2(e)


 6   Citizenship Or Place of Organization

     U.S.A.


                7    Sole Voting Power
  Number Of            334,500
   Shares
 Beneficially   8    Shared Voting Power
   Owned By              0
     Each       9    Sole Dispositive Power
  Reporting            334,500
   Person
    With        10   Shared Dispositive Power
                         0

 11  Aggregate Amount of Beneficially Owned By Each Reporting Person
       334,500

 12  Check Box If The Aggregate Amount In Row (11) Excludes             [X]
     Certain Shares*

 13  Percent Of Class Represented By Amount In Row (11)
       7.3%

 14  Type Of Reporting Person*
       IN

         This is the First Amendment to a statement on Schedule 13D filed with the Securities and Exchange Commission the ("SEC") on November 27, 1995 by Carl L. Bixby ("Mr. Bixby") with respect to the Common Stock (the "Common Stock") of Interface Systems, Inc. This First Amendment is being filed to correct certain information in Item 5 that was incorrectly reported in the original Schedule 13D and to include two exhibits under Item 7. Further, the information set forth below in Item 5 has been amended to reflect the number of shares beneficially owned by Mr. Bixby and the number of issued and outstanding shares of Common Stock as of the date of this filing.

         The undersigned hereby amends Items 5 and 7 as follows:

Item 5.  Interest in Securities of the Issuer.

         (a) Mr. Bixby beneficially owns 334,500 shares of Common Stock, constituting approximately 7.3% of the issued and outstanding shares of Common Stock. Included in this number are 96,000 shares which Mr. Bixby could acquire within 60 days upon exercise of his stock options. Not included in this number are 8,500 shares which may be acquired upon exercise of stock options held by Mr. Bixby's wife as to which shares Mr. Bixby disclaims beneficial ownership. Certain other family members of Mr. Bixby who are not members of his household own a total of approximately 50,000 shares of Common Stock. Mr. Bixby has no voting or dispositive power with respect to such shares and disclaims any beneficial ownership of such shares.

         (b) Mr. Bixby has, or will have, the sole power to vote and dispose of the shares beneficially owned by him listed in 5(a) above.

         (c) The only transactions in the Common Stock by Mr. Bixby during the 60 days prior to the date the original Schedule 13D was filed, and through the date of this filing, are described in the table below. Mr. Bixby acquired his shares of Common Stock for cash in open market purchases which occurred on the following dates and involved consideration as shown:

                     Number of        Price
         Date        Shares          Per Share        Consideration

         11/15/95    10,000           5.125           $   51,250
         11/15/95    46,000           5.25            $  241,500
         11/20/95     5,000           5.50            $   27,500
         11/21/95     7,500           5.625           $   42,188
         11/21/95    12,500           5.75            $   71,875
         11/21/95    10,000           6.00            $   60,000
         11/21/95    10,000           6.125           $   61,250
         11/22/95    27,000           6.375           $  172,125
         11/24/95    10,000           6.50            $   65,000
         11/24/95     5,000           6.75            $   33,750
         11/24/95    45,000           6.875           $  309,375
         11/27/95    20,000           6.50            $  130,000
         11/27/95     2,000           6.75            $   13,500
         11/28/95     4,000           6.50            $   26,000
         11/30/95       500           6.50                 3,250
                    -------                           ----------
          TOTAL     214,500                           $1,308,562
                    =======                           ==========

         (d)     Not applicable.

         (e)     Not applicable.

Item 7.  Material to be Filed as Exhibits.

         Exhibit 4 Secured Promissory Note, dated December 1, 1995, between Mr. Bixby and Interface Systems, Inc.

         Exhibit 5 Stock Pledge Agreement, dated December 1, 1995, between Mr. Bixby and Interface Systems, Inc.

                                   SIGNATURE

         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 12, 1996

/s/Carl L. Bixby
----------------------
Carl L. Bixby